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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                  SCHEDULE TO
                                 (Rule 14D-100)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                           --------------------------
                        SHOREWOOD PACKAGING CORPORATION
                       (Name of Subject Company (Issuer))

                          INTERNATIONAL PAPER-37, INC.
                          INTERNATIONAL PAPER COMPANY
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (INCLUDING ASSOCIATED RIGHTS)
                         (Title of Class of Securities)

                                   825229107
                     (CUSIP Number of Class of Securities)

                             James W. Guedry, Esq.
                          Vice President and Secretary
                          International Paper Company
                            Two Manhattanville Road
                            Purchase, New York 10577
                                 (914) 397-1500

                 (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on behalf of Filing Persons)

                                    COPY TO:

                             JEFFREY J. ROSEN, ESQ.
                             O'MELVENY & MYERS LLP
                              153 EAST 53RD STREET
                         NEW YORK, NEW YORK 10022-4611
                                 (212) 326-2000

                           CALCULATION OF FILING FEE

Transaction Valuation*: $655,939,977                Amount of Filing Fee: $131,188.00

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding shares of common stock, par value $.01 per share of Shorewood Packaging Corporation, (the "Common Stock") including associated rights to purchase preferred stock (the "Rights" and together with the Common Stock, the "Shares"), at a price per Share of $21.00 in cash. As of February 15, 2000, there were (i) 27,375,771 Shares outstanding and (ii) 3,859,466 Shares reserved for issuance under stock incentive plans and outstanding options, warrants and other rights to acquire Shares from the Company. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50(th) of one percent of the value of the transaction.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: Not applicable              Filing Party: Not applicable
Form or registration no.: Not applicable            Date Filed: Not applicable

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    /X/  third-party tender offer subject to Rule 14d-1.

    / /  issuer tender offer subject to Rule 13e-4.

    / /  going-private transaction subject to Rule 13e-3.

    / /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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
    This Tender Offer Statement on Schedule TO relates to the third-party tender offer by International Paper-37, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of International Paper Company, a New York corporation ("Parent"), to purchase all of the issued and outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of Shorewood Packaging Corporation, a Delaware corporation (the "Company") and the associated rights to purchase preferred stock (the "Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $21.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 29, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer").

    The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

ITEM 1. SUMMARY TERM SHEET.

    The information set forth in the Summary Term Sheet in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

    (a) The name of the subject company is Shorewood Packaging Corporation, a Delaware corporation. The Company's executive offices are located at 277 Park Avenue, New York, New York 10172, telephone, (212) 371-1500.

    (b) The class of securities to which this statement relates is the Common Stock, par value $.01 per share, including the associated Rights, of the Company, of which 27,375,771 shares were issued and outstanding as of February 15, 2000. The information set forth on the cover page and in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

    (a) This Tender Offer Statement is filed by Parent and Purchaser. The information set forth in Section 8 ("Certain Information Concerning Parent and Purchaser") of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

    (b) The information set forth in Section 8 ("Certain Information Concerning Parent and Purchaser") of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

    (c) The information set forth in Section 8 ("Certain Information Concerning Parent and Purchaser") of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference. During the last five years, none of Purchaser or Parent or, to the best knowledge of Purchaser or Parent, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. All of the persons listed on Schedule I to the Offer to Purchase are citizens of the United States.

ITEM 4. TERMS OF THE TRANSACTION.

    The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    (a) Parent is the principal supplier of solid bleached sulfate ("SBS") board to the Company. The Company purchased approximately 68,800 tons of SBS board from Parent during the calendar year ended December 31, 1999 for an aggregate price of approximately $62,700,000. Except as disclosed above in this
Item 5(a), during the past two years, there have been no transactions that would be required to be disclosed under this Item 5(a) between any of Purchaser or Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule I to the Offer to Purchase, and the Company or any of its executive officers, directors or affiliates.

    (b) The information set forth in the Introduction, Section 10 ("Background of the Offer and the Merger; Past Contacts or Negotiations with the Company") and Section 11 ("The Merger Agreement; Stockholders Agreement; Employment Agreements") of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction, Section 10 and Section 11 of the Offer to Purchase, there have been no material contacts, negotiations or transactions during the past two years which would be required to be disclosed under this
Item 5(b) between any of Purchaser or Parent or any of their respective subsidiaries or, to the best knowledge of Purchaser and Parent, any of those persons listed on Schedule I to the Offer to Purchase and the Company or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

    (a), (c)(1), (4)-(7) The information set forth in the Introduction,
Section 10 ("Background of the Offer and the Merger; Past Contacts or Negotiations with the Company"), Section 11 ("The Merger Agreement; Stockholders Agreement; Employment Agreements"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company"), Section 13 ("Certain Effects of the Offer") and
Section 14 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

    (c)(2)-(3) Not applicable.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) and (b) The information set forth in the Introduction and Section 8 ("Certain Information Concerning Parent and Purchaser") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

    Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

    (a) The information set forth in Section 11 ("The Merger Agreement; Stockholders Agreement; Employment Agreements"), Section 13 ("Certain Effects of the Offer") and Section 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(A)  Offer to Purchase dated February 29, 2000.

(a)(1)(B)  Letter of Transmittal.

(a)(1)(C)  Notice of Guaranteed Delivery.

(a)(1)(D)  Letter from the Dealer Manager to Brokers, Dealers,
           Commercial Banks, Trust Companies and Nominees.

(a)(1)(E)  Letter to clients for use by Brokers, Dealers, Commercial
           Banks, Trust Companies and Nominees.

(a)(1)(F)  Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9.

(a)(1)(G)  Summary Advertisement as published on February 29, 2000.

(a)(1)(H)  Press Release dated February 17, 2000.

(b)        None.

(d)(1) Agreement and Plan of Merger dated as of February 16, 2000, by and among International Paper Company, International
           Paper-37, Inc. and Shorewood Packaging Corporation.

(d)(2) Stockholders Agreement dated as of February 16, 2000 by and among International Paper Company, International
           Paper-37, Inc. and the individuals and other parties listed on Schedule A attached thereto.

(d)(3)     Letter Agreement between Marc P. Shore and International
           Paper Company dated as of February 16, 2000 and Exhibit A
           Form of Employment Agreement.

(d)(4)     Letter Agreement between Howard M. Liebman and International
           Paper Company dated as of February 16, 2000 and Exhibit A
           Form of Employment Agreement.

(g)        None.

(h)        None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

    Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       INTERNATIONAL PAPER COMPANY

                                                       By:  /s/ JAMES W. GUEDRY
                                                            -----------------------------------------
                                                            Name: James W. Guedry
                                                            Title: Vice President and Secretary

                                                       INTERNATIONAL PAPER-37, INC.

                                                       By:  /s/ JAMES W. GUEDRY
                                                            -----------------------------------------
                                                            Name: James W. Guedry
                                                            Title: President

Date: February 29, 2000

                                 EXHIBIT INDEX

EXHIBIT NO.  DESCRIPTION
-----------  -----------
(a)(1)(A)    Offer to Purchase dated February 29, 2000.

(a)(1)(B)    Letter of Transmittal.

(a)(1)(C)    Notice of Guaranteed Delivery.

(a)(1)(D)    Letter from the Dealer Manager to Brokers, Dealers,
             Commercial Banks, Trust Companies and Nominees.

(a)(1)(E)    Letter to clients for use by Brokers, Dealers, Commercial
             Banks, Trust Companies and Nominees.

(a)(1)(F)    Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9.

(a)(1)(G)    Summary Advertisement as published on February 29, 2000.

(a)(1)(H)    Press Release dated February 17, 2000.

(d)(1) Agreement and Plan of Merger dated as of February 16, 2000, by and among International Paper Company, International
             Paper-37, Inc. and Shorewood Packaging Corporation.

(d)(2) Stockholders Agreement dated as of February 16, 2000 by and among International Paper Company, International Paper-37,
             Inc. and the individuals and other parties listed on Schedule A attached thereto.

(d)(3)       Letter Agreement between Marc P. Shore and International
             Paper Company dated as of February 16, 2000 and Exhibit A
             Form of Employment Agreement.

(d)(4)       Letter Agreement between Howard M. Liebman and International
             Paper Company dated as of February 16, 2000 and Exhibit A
             Form of Employment Agreement.